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                               November 13, 2023

       Peter Brogaard Hansen
       Chief Financial Officer
       Cadeler A/S
       Arne Jacobsens Alle 7, 7th floor
       DK-2300 Copenhagen S, Denmark

                                                        Re: Cadeler A/S
                                                            Eneti Inc.
                                                            Schedule TO-T filed
November 7, 2023
                                                            Filed by Cadeler
A/S
                                                            File No. 005-87971

       Dear Peter Brogaard Hansen:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule TO filed November 7, 2023

       General

   1. We note that you have filed forms of the (i) Letter of Transmittal; (ii) Letter to Brokers,
                                                        Dealers, Commercial
Banks, Trust Companies and Other Nominees; and (iii) Letter to
                                                        Clients for use by
Brokers, Dealers, Commercial Banks, Trust Companies and Other
                                                        Nominees. Please file
the actual letters.
   2. We note the following introductory paragraph on page 75 of the Prospectus/Offer to
                                                        Exchange: "The Schedule
14D-9 includes additional information on the background,
                                                        deliberations and other
activities involving Eneti (see the section titled    Background for
                                                        the Offer    in the
Schedule 14D-9, which will be filed with the SEC and mailed to you and other Eneti
Stockholders together with this prospectus). You are encouraged to read that section in its
entirety." However, we note that the "Background for the Offer" section that
 Peter Brogaard Hansen
Cadeler A/S
November 13, 2023
Page 2
       has been included in the Schedule 14D-9 is effectively identical to the "Background for the Offer" section that is included in the Prospectus/Offer to Exchange. Please therefore revise or remove the introductory paragraph quoted above, or advise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to David Plattner at 202-551-8094.



                                                            Sincerely,
FirstName LastNamePeter Brogaard Hansen
                                                            Division of
Corporation Finance
Comapany NameCadeler A/S
                                                            Office of Mergers
and Acquisitions
November 13, 2023 Page 2
cc:       Connie I. Milonakis
FirstName LastName